December 21, 2015
BY EDGAR AND OVERNIGHT COURIER
Mr. Hugh West
Accounting Branch Chief
Office of Financial Services
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Diamond Hill Investment Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 000-24498

Dear Mr. West:

We received your letter dated December 17, 2015. In order to provide a thorough response, we respectfully request ten additional business days to review and respond to the comments. As discussed with Jim Dunn of the Commission’s staff on December 21, 2015, we expect to file our response on or before January 15, 2016. Please feel free to contact me at (614) 255-5959 if you have any questions.

Sincerely,

/s/ Thomas E. Line
Chief Financial Officer

Cc: Jim Dunn, Securities and Exchange Commission